THELEN, MARRIN, JOHNSON & BRIDGES
                                ATTORNEYS AT LAW
SAN FRANCISCO                  Two EMBARCADERO CENTER               LOS ANGELES
NEW YORK                    SAN FRANCISCO, CA 94111-3995            SAN JOSE
                                   (415) 392-6320

JOHN M. MOONEY                   FAX (415) 421-1068
(415)955-3596

                                   May 1, 1995


Limited Partners
Franklin Tax-Advantaged High
  Yield Securities Fund
(a California limited partnership)
Franklin Tax-Advantaged U.S.
  Government Securities Fund
(a California limited partnership)
777 Mariners Island Boulevard
San Mateo, CA 94404



Ladies and Gentlemen:

           The general partners of the Franklin Tax-Advantaged High Yield Securities Fund (a California limited partnership) (the "High Yield Fund") and the Franklin Tax-Advantaged U.S. Government Securities Fund (a California limited partnership)(the "Government Fund") have requested on your behalf our opinion on the questions of (i) whether a nonresident alien individual or a foreign corporation which makes a limited partnership investment in either of the partnerships will be considered, solely by virtue of such investment, to be "engaged in trade or business within the United States" for United States ("U.S.") federal income tax purposes under sections 864(b), 871(b), and 882 of the Internal Revenue Code of 1986, as amended (the "Code") and (ii) whether amounts allocated or distributed to such nonresident alien individuals and foreign corporations will be subject to U.S. withholding tax under section 1446 of the Code. In this letter, the partnerships named above will be referred to interchangeably as "Partnerships" or "Funds."

           In rendering this opinion, we have examined the Agreements of Limited Partnership of each Partnership (the "Partnership Agreements"), and a copy of the latest Amendment to the Registration Statement of each Partnership filed with the Securities and Exchange Commission (the "SEC") on Form N-lA under the Securities Act of 1933, as amended (the "1933 Act"), and the Investment Company Act of 1940, as amended (the 111940 Act"). The Partnerships have received rulings from the Internal Revenue Service (the "Service") to the effect that each Partnership is properly classified as a partnership for U.S. federal income tax purposes. We assume, in rendering this opinion, that each Partnership's activities have been and will be conducted in all respects in accordance with the representations made to the Service in connection with the rulings on partnership classification and in accordance with the specific facts and representations described below.

           We further assume that the nonresident alien individual or foreign corporation which invests as a limited partner in a Partnership is not already otherwise engaged or deemed to be engaged in a U.S. trade or business and is not already otherwise engaged in activities which, when taken together with its investment in a Partnership, would be deemed to constitute a U.S. trade or business for federal income tax purposes.

           Our opinion is formulated on the basis of the Code, the Treasury regulations, judicial decisions and rulings of the Service which are in effect as of the date of this opinion and does not take into account legislative, administrative or judicial developments which may occur after such date. No opinion is expressed herein regarding U.S. state and local tax consequences of an investment in a Partnership or the taxation of such an investment in any country other than the U.S.

                                      FACTS

           The Partnerships are known collectively as the Franklin Partners Funds. Each Partnership was organized under the California Revised Limited Partnership Act (Sections 15611 through 15723 of the California Corporations Code, as amended by Chapter 171 of the Statutes of 1985) and is registered as a diversified management investment company with the SEC under the 1940 Act. The principal office of each Partnership is located in San Mateo, California. The federal income tax returns of each Partnership will be filed with the Service Center in Fresno, California and will be subject to the audit jurisdiction of the District Director of Internal Revenue in San Francisco, California. Each Partnership employs the accrual method of accounting and has a taxable year ending December 31.

     Each Partnership is designed primarily to generate income which will not be subject to U.S. federal income tax (including withholding tax) when realized by qualified non-U.S. investors. Interests in each Partnership will be offered to
(i) individuals and entities which are neither U.S. citizens or residents nor U.S. domestic corporations, partnerships, estates or trusts and (ii) U.S. persons.

     The principal investment objective of the High Yield Fund is to earn a high level of current income. As a secondary objective, the Fund seeks capital appreciation to the maximum extent possible, consistent with the principal objective. The Fund invests in fixed-income debt securities of various classes and types issued by U.S. and non-U.S. companies and providing the highest yield available without excessive risk at the time of purchase. To produce income that is not subject to U.S. tax or withholding with respect to non-U.S. persons, this Fund generally limits its investments in U.S. companies to publicly-offered debt securities issued after July 18, 1984 in registered form and generally limits its investments in non-U.S. companies to securities of companies which are not engaged in a trade or business in the United States. Interest income derived from the obligations of U.S. companies described in the immediately preceding sentence qualifies for the portfolio interest exemption contained in sections 871(h) and 881(c) of the Code and is therefore not subject to 30% U.S. withholding tax under sections 1441 and 1442 of the Code when realized by qualified non-U.S. persons. Interest income derived from obligations of the non-U.S. companies described in the second preceding sentence qualifies as non-U.S. source income and therefore also is not subject to U.S. withholding tax when realized by qualified non-U.S. persons.

     The investment objective of the Government Fund is to generate income by investing in obligations of the U.S. Government or its agencies or instrumentalities. This Fund also limits its investments generally to publicly-offered U.S. Government obligations issued after July 18, 1984 in registered form in order to generate interest income which qualifies for the portfolio interest exemption.

           It is the policy of each Fund to purchase securities for long-term investment and principally derive interest income rather than to engage in purchasing and selling securities for trading purposes. It is therefore expected that the annual portfolio turnover rate of each Fund will not exceed 100%. For defensive purposes, each Fund is permitted to invest temporarily in short-term fixed income securities or cash equivalents and in repurchase agreements. Each Fund is permitted to borrow money only for temporary or emergency purposes, subject to certain additional restrictions. Each Fund's investment activities are further limited in extent and in nature in accordance with certain representations made to us by the General Partners for purposes of this opinion.

           Each Fund has a single class of partnership interests, and a unit of partnership interest in each Fund is referred to as a share. Each share of a Fund represents an equal proportionate interest in the income and assets of the Fund with each other share outstanding, and income, gains and losses are allocated to outstanding shares of a Fund on a pro rata basis. For tax purposes, items of income, deduction, credit or loss are allocated in accordance with the partners' respective interests in each Fund in order to comport with the requirements of section 704(b) of the Code and the Treasury regulations thereunder. Net capital gains or losses realized by the partnership are allocated for tax purposes under a formula designed generally to allocate realized gains to partners to whom net unrealized gains have been previously credited and to allocate realized losses to partners to whom net unrealized losses have been previously debited.

           The net asset value per share of each Fund is calculated on a daily basis, and shares are sold to investors at their net asset value plus a sales charge. The principal underwriter and distributor of each Fund's shares is Franklin Distributors, Inc. (the "Distributor"). Shares of each Fund are available through securities dealers who have sales agreements with the Distributor or directly by application to the Fund. Purchases of shares may be made on any day on which the New York Stock Exchange is open for business. Purchases are required to be made in U.S. dollars.

           It is the policy of each Fund to declare distributions of its net investment income to shareholders daily and to distribute such net investment income monthly. Each Fund intends to retain and not distribute its net realized capital gains. Undistributed income, if any, and gains (as well as losses), whether or not realized, are reflected in the net asset value per share of each Fund. Partners of each Fund have the right to redeem all or a portion of their outstanding Fund shares at their net asset value on any day on which the New York Stock Exchange is open for business. Distributions upon redemptions of shares are made solely in cash in the form of U.S. dollars.

           The term of each Fund will extend to December 31, 2050 unless terminated earlier upon the occurrence of one of the following events: (a) the Fund has disposed of all of its assets; (b) a General Partner has ceased to be a General Partner and the remaining General Partners do not elect to continue the operations of the Fund; (c) the last remaining General Partner has ceased to be a General Partner and the Limited Partners have not elected to continue the operations of the Fund; (d) a court of competent jurisdiction has entered a decree of judicial dissolution; or (e) the partners have voted to dissolve the Fund. In the event of a dissolution, the assets of the Fund are to be used, first, to discharge debts and liabilities of the Fund and create any necessary reserve for such debts, and then to make final distributions to the partners on a pro rata basis.

                                     OPINION

           The opinion expressed below is based not on legal precedent but on reasoning from legal principles employed in cases involving different facts and accordingly represents our best judgment as to the probable outcome. In addition, our opinion is based on specific facts and representations concerning the operations of the Partnerships, and deviations from these contemplated operations could necessitate a different conclusion. Moreover, our opinion is in no way binding on the Service or any court, and it is possible that the Service or a court could, when presented with these facts and representations or some variation thereon, reach a different conclusion.

           On the basis of the foregoing facts and assumptions, the specific representations made to us by the General Partners concerning the operation of the Partnerships, and our analysis of the provisions of the Code and the relevant case law, Treasury Regulations and revenue rulings and other promulgations of the Service which were in effect as of the date of this opinion, and subject to the discussion in the immediately preceding paragraph, it is our opinion that the Partnerships, and therefore any nonresident alien individuals and non-U.S. corporations which make limited partnership investments in the Partnerships, should not be deemed to be engaged in a U.S. trade or business within the meaning of sections 864(b), 871(b) and 882 of the Code. Since income, gain and loss of the Partnerships should not be deemed to be effectively connected with the conduct of a U.S. trade or business, allocations and distributions made by the Partnerships to nonresident alien individuals and foreign corporations that are limited partners should not be subject to withholding tax under section 1446 of the Code.

           The effect of the Foreign Investment in Real Property Tax Act ("FIRPTA"), which enacted sections 897 and 6039C of the Code, on our opinion should also be noted. Under section 897, gain or loss derived by a nonresident alien individual or a foreign corporation from the sale or other disposition of a U.S. real property interest is subject to U.S. federal income taxation as though effectively connected with the conduct of a trade or business within the U.S., even if, as a factual matter, the activities of the seller do not amount to the conduct of a U.S. trade or business. Moreover, withholding of tax at the rate of 10 percent is generally required upon dispositions of U.S. real property interests by foreign persons. See section 1445 of the Code. Debt obligations are generally not treated as U.S. real property interests, and the Partnerships will invest only in debt obligations without equity features, i.e., obligations which are properly treated as debt and not equity for tax purposes and which do not allow participation to any extent in appreciation in U.S. real property. Furthermore, debt obligations secured by U.S. real property (such as GNMA certificates) do not constitute U.S. real property interests. Treas. Reg. ss.1.897-1(d)(2)(ii)(C). Therefore, none of the Partnerships will hold United States real property interests, and FIRPTA will not apply to investments of or in the Partnerships.

           Since a determination of whether the Funds (and therefore their non-U.S. partners) will be deemed to be engaged in a trade or business in the United States is to be made on an annual basis, the General Partners have agreed to provide us with an annual certificate of compliance with the representations supporting this opinion. This opinion is given with respect to the period beginning May 1, 1995 and ending April 30, 1996.

           We hereby consent to the filing of this opinion as an exhibit to the Registration Statements of the Funds on Form N-lA under the 1933 Act and the 1940 Act.


                                          Very truly yours,

                                    /s/ Thelen, Marrin, Johnson & Bridges